The information in this preliminary pricing supplement is not complete and may be changed. A registration statement relating to the securities has been filed with the Securities and Exchange Commission. This preliminary pricing supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale of securities is not permitted.

Subject to Completion, dated March 28, 2012 Preliminary Pricing Supplement No. 10 (To Prospectus Supplement dated June 6, 2011 and Prospectus dated December 22, 2010)	Filed Pursuant to Rule 424(b)(5) Registration Nos. 333-167844 and 333-167844-01 April , 2012
US $
Lloyds TSB Bank plc
fully and unconditionally guaranteed by
Lloyds Banking Group plc
Senior Callable CMS Steepener Notes due April 26, 2027
Medium-Term Notes, Series A
Notes:	Senior Callable CMS Steepener Notes due April 26, 2027, Medium-Term Notes, Series A (each a “Note” and collectively, “the Notes”).	Issuer:	Lloyds TSB Bank plc
		Guarantor:	Lloyds Banking Group plc
		Aggregate Principal Amount:	US$
Trade Date:	Expected to be April 23, 2012	Issue Price:	100.00%
Issue Date:	April 26, 2012	CUSIP:	5394E8AN9
Maturity Date:	April 26, 2027, subject to redemption at the option of the Issuer (as set forth below).	ISIN:	US5394E8AN95
Business Day:	New York and London, following, unadjusted	Day-Count Convention:	30/360
Payment at Maturity:
100% repayment of principal, plus any accrued and unpaid interest, at maturity or upon early redemption. Repayment of principal at maturity, or upon early redemption, if applicable, and all payments of interest are subject to the creditworthiness of Lloyds TSB Bank plc, as the Issuer, and Lloyds Banking Group plc, as the Guarantor of the Issuer’s obligations under the Notes.
		Denominations:	Minimum denominations of $1,000 and multiples of $1,000 thereafter.
Interest Rate:
For each Interest Period (as defined below) commencing on or after the Issue Date to, but excluding, April 26, 2013, the interest rate per annum will be equal to the Initial Interest Rate.
For each Interest Period commencing on or after April 26, 2013, the interest rate per annum will be equal to the product of (1) the Multiplier and (2) the Reference Rate, subject to the Minimum Interest Rate and the applicable Maximum Interest Rate (the “Floating Interest Rate”).

Reference Rate:	An amount determined by the Calculation Agent equal to the CMS Spread, which is 30 Year CMS Rate minus 2 Year CMS Rate	Initial Interest Rate:	8.00% per annum
Maximum Interest Rate:
From and including April 26, 2013 to but excluding April 26, 2018, 8.00% per annum.
From and including April 26, 2018 to but excluding April 26, 2022, 8.50% per annum.
From and including April 26, 2022 to but excluding April 26, 2024, 9.00% per annum.
From and including April 26, 2024 to but excluding April 26, 2026, 10.00% per annum.
From and including April 26, 2026 to but excluding the Maturity Date, 12.00% per annum.

CMS Rates:
The CMS Rate with a maturity of 30 years (“30 Year CMS Rate”) and the CMS Rate with a maturity of 2 years (“2 Year CMS Rate”), which appears on Reuters ISDAFIX1 page (the “ISDAFIX1 Page”) as of 11:00 a.m., New York City time, on the relevant Interest Determination Date

		Minimum Interest Rate:	[At least 0.25]% per annum (to be determined on the Trade Date)
Multiplier:	For Interest Periods commencing on or after April 26, 2013: 4.00
Interest Payment Dates:
Quarterly, payable in arrears on the 26th day of each January, April, July and October, commencing on (and including) July 26, 2012, and ending on the Maturity Date or the Early Redemption Date, if applicable.

Redemption at the Option of the Issuer:
We may redeem all, but not less than all, of the Notes at the Redemption Price set forth below, on any Interest Payment Date commencing on April 26, 2015, provided we give at least 5 business days’ and not more than 60 days prior written notice to each holder of Notes, the trustee and The Depository Trust Company (“DTC”). If we exercise our redemption option, the Interest Payment Date on which we so exercise it will be referred to as the “Early Redemption Date,” which shall be the date the Redemption Price will become due and payable and on which payments of interest will cease to accrue.

Redemption Price:
If we exercise our redemption option, you will be entitled to receive on the Early Redemption Date 100% of the principal amount together with any accrued and unpaid interest to, but excluding, the Early Redemption Date.

Tax Redemption:
Following the occurrence of one or more changes in tax law that would require the Issuer or the Guarantor to pay additional amounts and in other limited circumstances as described under “Description of the Notes and the Guarantees—Redemption for Tax Reasons” in the prospectus supplement and “Description of Debt Securities—Redemption” in the prospectus, the Issuer may redeem all, but not fewer than all, of the Notes prior to maturity.

Settlement and Clearance:	DTC; Book-entry
Listing:	The Notes will not be listed or displayed on any securities exchange or quotation system.
Trustee and Paying Agent:	The Bank of New York Mellon, acting through its London Branch
Selling Agent:	Barclays Capital, Inc. (the “Selling Agent”)
Calculation Agent:	Barclays Bank PLC
Governing Law:	New York
Investing in the Notes involves significant risks. See “Risk Factors” beginning on page S-2 of the prospectus supplement and “Risk Factors” beginning on page PS-5 below.
The Notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
None of the Securities and Exchange Commission, any state securities commission or any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.
	Price to Public (1) (2)	Selling Agent’s Commission (2)	Proceeds to Lloyds TSB Bank plc
Per Note	$1,000	$	$
Total	$	$	$
 (1)           The proceeds you might expect to receive if you were able to resell the Notes on the Issue Date are expected to be less than the Issue Price. This is because the Issue Price includes the Selling Agent’s commission set forth above and also reflects certain hedging costs associated with the Notes. For additional information, see “Risk Factors—The Issue Price of the Notes has certain built-in costs, including the Selling Agent’s commission and our cost of hedging, both of which are expected to be reflected in secondary market prices” on page PS-5 of this pricing supplement. The Issue Price also does not include fees that you may be charged if you buy the Notes through your registered investment advisers for managed fee-based accounts.
(2)      The Selling Agent will receive commissions from the Issuer equal to $      per $1,000 principal amount of the Notes, or $      of the Aggregate Principal Amount of the Notes, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. In no event will the commissions received by the Selling Agent, which include selling concessions or fees to other dealers, exceed $50 per $1,000 principal amount of the Notes. See “Supplemental Plan of Distribution” beginning on page PS-15 of this pricing supplement.

April   , 2012

ABOUT THIS PRICING SUPPLEMENT

Unless otherwise defined herein, terms used in this pricing supplement are defined in the accompanying prospectus supplement or in the accompanying prospectus. As used in this pricing supplement:

•	“we,” “us,” “our,” the “Issuer” and “Lloyds Bank” mean Lloyds TSB Bank plc;

•	“LBG” and “Guarantor” mean Lloyds Banking Group plc;

•	“Notes” refers to the Senior Callable CMS Steepener Notes due April 26, 2027, Medium-Term Notes, Series A, together with the related Guarantee, unless the context requires otherwise; and

•	“SEC” refers to the Securities and Exchange Commission.

LBG and Lloyds Bank have filed a registration statement (including a prospectus) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read this pricing supplement together with the accompanying prospectus dated December 22, 2010 (the “prospectus”) in that registration statement and other documents, including the more detailed information contained in the accompanying prospectus supplement dated June 6, 2011 (the “prospectus supplement”), that LBG and Lloyds Bank have filed with the SEC for more complete information about Lloyds Bank and LBG and this offering.

This pricing supplement, together with the prospectus supplement and prospectus, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.

If the information in this pricing supplement differs from the information contained in the prospectus supplement or the prospectus, you should rely on the information in this pricing supplement.

You may access these documents for free by visiting EDGAR on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	the prospectus supplement dated June 6, 2011 and the prospectus dated December 22, 2010 can be accessed at the following hyperlink:

http://www.sec.gov./Archives/edgar/data/1160106/000095010311002265/dp23013_424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1167831.

Alternatively, LBG, Lloyds Bank, the Selling Agent, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, prospectus supplement and pricing supplement if you request them by calling your Selling Agent’s sales representative, such dealer or toll free 1-888-227-2275 (Extension 2-3430). A copy of these documents may also be obtained from the Selling Agent by writing to them at 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You should rely only on the information provided or incorporated by reference in this pricing supplement, the prospectus supplement and the prospectus. We have not authorized anyone to provide you with different information, and we take no responsibility for any other information that others may give you. We and the Selling Agent are offering to sell the Notes and seeking offers to buy the Notes only in jurisdictions where it is lawful to do so. This pricing supplement, the prospectus supplement and the prospectus are current only as of their respective dates.

KEY TERMS

The information in this section is qualified by the more detailed information set forth in this pricing supplement, the prospectus supplement and the prospectus.

Title of the Notes:	Senior Callable CMS Steepener Notes due April 26, 2027, Medium-Term Notes, Series A

Issuer:	Lloyds TSB Bank plc

Guarantor:	Lloyds Banking Group plc

Ranking:
The Notes will constitute our direct, unconditional, unsecured and unsubordinated obligations ranking pari passu, without any preference among themselves, with all our other outstanding unsecured and unsubordinated obligations, present and future, except such obligations as are preferred by operation of law.

Guarantee:
The Notes are fully and unconditionally guaranteed by the Guarantor. The Guarantee will constitute the Guarantor’s direct, unconditional, unsecured and unsubordinated obligations ranking pari passu with all of the Guarantor’s other outstanding unsecured and unsubordinated obligations, present and future, except such obligations as are preferred by operation of law.

Aggregate Principal Amount:	$

Denominations:	Minimum denominations of $1,000 and multiples of $1,000 thereafter

Issue Price:	100.00%

Specified Currency:	U.S. dollars (also referred to as “US$” or “USD”)

Trade Date:	Expected to be April 23, 2012

Issue Date:	April 26, 2012

Maturity Date:	April 26, 2027

Business Day:	Any day, other than a Saturday or Sunday, that is a day on which commercial banks are generally open for business in New York City and London

Payment at Maturity:
100% repayment of principal, plus any accrued and unpaid interest, at maturity. Repayment of principal at maturity or upon early redemption, if applicable, and all payments of interest are subject to the creditworthiness of Lloyds TSB Bank plc, as the Issuer, and Lloyds Banking Group plc, as the Guarantor of the Issuer’s obligations under the Notes.

Interest Rate:
For each Interest Period commencing on or after the Issue Date to, but excluding, April 26, 2013, the interest rate per annum will be equal to the Initial Interest Rate.
For each Interest Period commencing on or after April 26, 2013, the interest rate per annum will be equal to the product of (1) the Multiplier and (2) the Reference Rate, subject to the Minimum Interest Rate and the applicable Maximum Interest Rate (the “Floating Interest Rate”).

Initial Interest Rate:	8.00% per annum

Reference Rate:	An amount determined by the Calculation Agent equal to the CMS Spread, which is 30 Year CMS Rate minus 2 Year CMS Rate

CMS Rates
The CMS Rate with a maturity of 30 years (“30 Year CMS Rate”) and the CMS Rate with a maturity of 2 years (“2 Year CMS Rate”), which appears on Reuters ISDAFIX1 page (the “ISDAFIX1 Page”) as of 11:00 a.m., New York City time, on the relevant Interest Determination Date, subject to the provisions set forth under “CMS Rates—Unavailability of CMS Rates” in this pricing supplement.

Multiplier:	For Interest Periods commencing on or after April 26, 2013: 4.00

Maximum Interest Rate:
From and including April 26, 2013 to but excluding April 26, 2018, 8.00% per annum
From and including April 26, 2018 to but excluding April 26, 2022, 8.50% per annum
From and including April 26, 2022 to but excluding April 26, 2024, 9.00% per annum
From and including April 26, 2024 to but excluding April 26, 2026, 10.00% per annum
From and including April 26, 2026 to but excluding the Maturity Date, 12.00% per annum

Minimum Interest Rate:	[At least 0.25]% per annum (to be determined on the Trade Date)

Interest Payment Dates:
Quarterly, payable in arrears on the 26th day of each January, April, July and October, commencing on (and including) July 26, 2012, and ending on the Maturity Date or the Early Redemption Date, if applicable.  If any Interest Payment Date is not a Business Day, interest will be paid on the following Business Day, and interest on that payment will not accrue during the period from and after the originally scheduled Interest Payment Date.

Interest Periods:
The first period will begin on, and will include, the Issue Date and end on, but exclude, the first Interest Payment Date.  Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the preceding Interest Period and end on, but exclude, the next following Interest Payment Date.  The final Interest Period will end on, but exclude, the Maturity Date (or the Early Redemption Date, if applicable).

Interest Reset Dates:	For each Interest Period commencing on or after April 26, 2013, the first day of such Interest Period

Interest Determination Dates:	The second U.S. Government Securities Business Day prior to the relevant Interest Reset Date

U.S. Government Securities Business Day:
Any day, other than a Saturday, Sunday, or a day on which the Securities Industry and Financial Markets Association (or any successor thereto) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Business Day Convention:	Following unadjusted

Day Count Basis:	Interest payable with respect to an Interest Period will be computed on the basis of a 360-day year of twelve 30-day months.

Payment Determination:
The Paying Agent will calculate the amount you will be entitled to receive on each Interest Payment Date, at maturity or upon early redemption, if applicable. For each Interest Determination Date, the Calculation Agent will cause to be communicated to us, the Trustee and the Paying Agent, the relevant Reference Rate. The Paying Agent will calculate the amount you will be entitled to receive on each Interest Payment Date, at maturity or upon early redemption, if applicable, using the Reference Rate as so provided.

Redemption at the Option of the Issuer:
We may redeem all, but not less than all, of the Notes at the Redemption Price set forth below, on any Interest Payment Date commencing on April 26, 2015, provided we give at least 5 business days’ and not more than 60 days prior written notice to each holder of Notes, the trustee and The Depository Trust Company (“DTC”). If we exercise our redemption option, the Interest Payment Date on which we so exercise it will be referred to as the “Early Redemption Date,” which shall be the date the Redemption Price will become due and payable and on which payments of interest will cease to accrue.

Redemption Price:
If we exercise our redemption option, you will be entitled to receive on the Early Redemption Date 100% of the principal amount together with any accrued and unpaid interest to, but excluding, the Early Redemption Date.

Tax Redemption:
Following the occurrence of one or more changes in tax law that would require the Issuer or the Guarantor to pay additional amounts and in other limited circumstances as described under “Description of the Notes and the Guarantees—Redemption for Tax Reasons” in the prospectus supplement and “Description of Debt Securities—Redemption” in the prospectus, the Issuer may redeem all, but not fewer than all, of the

Notes prior to maturity.

Settlement and Clearance:	DTC; Book-entry

Listing:	The Notes will not be listed or displayed on any securities exchange or quotation system.

Calculation Agent:	Barclays Bank PLC

Selling Agent:	Barclays Capital, Inc. (the “Selling Agent”)

Trustee and Paying Agent:	The Bank of New York Mellon, acting through its London Branch

Governing Law:	New York

CUSIP:	5394E8AN9

ISIN:	US5394E8AN95

RISK FACTORS

Your investment in the Notes involves significant risks. Your decision to purchase the Notes should be made only after carefully considering the risks of an investment in the Notes, including those discussed below and in the section entitled “Risk Factors” beginning on page S-2 of the prospectus supplement, with your advisers in light of your particular circumstances. The Notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the Notes or financial matters in general. We also urge you to consult with your investment, legal, accounting, tax, and other advisers before you invest in the Notes.

The credit risk of Lloyds Bank and LBG and their credit ratings and credit spreads may adversely affect the value of the Notes.

You are dependent on Lloyds Bank’s ability to pay all amounts due on the Notes, and therefore you are subject to the credit risk of Lloyds Bank and to changes in the market’s view of Lloyds Bank’s creditworthiness. In addition, because the Notes are fully and unconditionally guaranteed by Lloyds Bank’s parent company, LBG, you are also dependent on the credit risk of LBG in the event that Lloyds Bank fails to make any payment or delivery required by the terms of the Notes. If Lloyds Bank and LBG were to default on their respective payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment. The credit ratings of Lloyds Bank and LBG are an assessment by rating agencies of their ability to pay their obligations, including those under the Notes. Any actual or anticipated decline in Lloyds Bank’s and LBG’s credit ratings, or increase in the credit spreads charged by the market for taking credit risk, is likely to adversely affect the value of the Notes. However, because the return on the Notes is dependent upon factors in addition to Lloyds Bank’s and LBG’s credit ratings, an improvement in their credit ratings will not necessarily increase the value of the Notes and will not reduce market risk and other investment risks related to the Notes.

The Issue Price of the Notes has certain built-in costs, including the Selling Agent’s commission and our cost of hedging, both of which are expected to be reflected in secondary market prices.

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, we have taken into account compensation to the Selling Agent for distributing the Notes, which is reflected in the Selling Agent’s commission described on the cover of this pricing supplement, as well as certain costs associated with hedging our obligations under the Notes. The Issue Price of the Notes reflects these factors. As a result, the value of the Notes on the Issue Date is expected to be less than the Issue Price. Assuming no change in market conditions or any other relevant factors, the price, if any, at which the Selling Agent or another purchaser is willing to purchase the Notes in secondary market transactions will likely be less than the Issue Price. This is due to, among other things, the fact that the Issue Price includes, and secondary market prices are likely to exclude, the Selling Agent’s commission with respect to, and the hedging costs associated with, the Notes. The cost of hedging includes the projected profit that may be realized in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions. A profit may be realized from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the Notes or in any secondary market transaction. In addition, any secondary market prices may differ from values determined by pricing models used by the Selling Agent, as a result of dealer discounts, mark-ups or other transaction costs.

After the first year, the Notes are subject to interest payment risk based on the Reference Rate.

Investing in the Notes is not equivalent to investing in securities directly linked to the CMS Rates or the Reference Rate. Instead, the amount of interest payable on the Notes (after the initial Interest Periods for which the Initial Interest Rate is payable) is determined by multiplying (a) the applicable Multiplier by (b) the difference between the CMS Rates of the two maturities identified on the cover page hereof, as determined on the Interest Determination Date applicable to the relevant Interest Period, subject to the Minimum Interest Rate and the applicable Maximum Interest Rate. Accordingly, the amount of interest payable on the Notes is dependent on whether, and the extent to which, the Reference Rate is greater than the Minimum Interest Rate on the Interest Determination Date. Assuming the Minimum Interest Rate on the Notes is equal to [at least 0.25]% per annum (to be determined on the Trade Date), if the Reference Rate on any Interest Determination Date is equal to or less than zero, you would receive the Minimum Interest Rate on the related Interest Payment Date. If the Reference Rate is equal to or less than zero on every Interest Determination Date throughout the term of the Notes, then you would receive interest payments on your Notes at the Minimum Interest Rate throughout the term of the Notes.

The amount of interest payable on the Notes will vary after the first year.

Because the CMS Rates are floating rates, the Reference Rate, which is the difference between 30 Year CMS Rate and 2 Year CMS Rate, will fluctuate. From and including April 26, 2013 to but excluding the Maturity Date, the Notes will bear interest during each quarterly Interest Period at a per annum rate equal to the product of the Multiplier of 4.00 and the difference between 30 Year CMS Rate and 2 Year CMS Rate, as determined on the second U.S. Government Securities Business Day prior to the relevant Interest Reset Date, subject to a Minimum Interest Rate of [at least 0.25]% per annum (to be determined on the Trade Date) and the applicable Maximum Interest Rate for that Interest Period. The per annum interest rate that is determined on the relevant Interest Determination Date will apply to the entire Interest Period following that Interest Determination Date, even if the difference between 30 Year CMS Rate and 2 Year CMS Rate increases during that interest period, but is applicable only to that quarterly Interest Period; interest payments for any other quarterly Interest Periods will vary.

The amount of interest payable on the Notes on each Floating Interest Rate Interest Payment Date is capped, and the amount of interest you will be entitled to receive may be less than the return you could earn on other investments with a comparable maturity.

The Floating Interest Rate on the Notes for each Floating Interest Rate Interest Period is capped for that period at the Maximum Interest Rate applicable to that period. Interest rates may change significantly over the term of the Notes, and it is impossible to predict what interest rates will be at any point in the future. Although the Floating Interest Rate on the Notes will be based on the levels of the CMS Rates, the Floating Interest Rate that will apply during each Floating Interest Rate Interest Period on the Notes may be more or less than other prevailing market interest rates at such time and in any event will never exceed the applicable Maximum Interest Rate regardless of the levels of the CMS Rates on any relevant Interest Determination Date. In addition, if the product of the CMS Spread and the Multiplier of 4.00 is less than the Maximum Interest Rate for any Floating Interest Rate Interest Period, the cumulative interest rate for such year will be less than the Maximum Interest Rate. As a result, the amount of interest you receive on the Notes may be less than the return you could earn on other investments with a comparable maturity.

If the CMS Rates change, the value of the Notes may not change in the same manner.

The price of your Notes may move differently than the CMS Rates. Changes in the CMS Rates may not result in a comparable change in the value of your Notes. We discuss some of the reasons for this disparity under “—After the first year, the Notes are subject to interest payment risk based on the Reference Rate,” “—The amount of interest payable on the Notes will vary after the first year,” “—The amount of interest payable on the Notes on each Floating Interest Rate Interest Payment Date is capped, and the amount of interest you will be entitled to receive may be less than the return you could earn on other investments with a comparable maturity” above  and “—The value of the Notes prior to maturity and the Reference Rate will be influenced by many unpredictable factors, and the value of the Notes may be less than the Issue Price” below.

The Notes will not be listed or displayed on any securities exchange or quotation system, and there may be little or no secondary market for the Notes.

The Notes will not have an established trading market when issued and the Notes will not be listed or displayed on any securities exchange or quotation system; accordingly, there may be little or no secondary market for the Notes and, as such, information regarding independent market pricing for the Notes may be very limited or non-existent. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. We, the Selling Agent and/or its affiliates may purchase and sell the Notes from time to time in the secondary market, but we, the Selling Agent and/or its affiliates are not obligated to do so. If we, the Selling Agent and/or its affiliates make such a market in the Notes, we, the Selling Agent and/or any such affiliate may stop doing so at any time and for any reason without notice. Because other dealers are not likely to make a secondary market for the Notes, the prices at which you may be able to trade your Notes will probably depend on the price, if any, at which we, the Selling Agent and/or its affiliates may be willing to buy the Notes. It is expected that transaction costs in any secondary market would be high and, as a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial. There is no assurance that there will be a secondary market for any of the Notes. Accordingly, you should be willing to hold the Notes until the Maturity Date, and you may incur a loss if you sell the Notes prior to the Maturity Date or the Early Redemption Date, as applicable. In addition, the Selling Agent may, at any time, hold unsold inventory which may inhibit the development of a secondary market for the Notes.

The value of the Notes prior to maturity and the Reference Rate will be influenced by many unpredictable factors, and the value of the Notes may be less than the Issue Price.

The value of the Notes may be less than the Issue Price of the Notes. The value of the Notes may be affected by a number of factors that may either offset or magnify each other, including the following:

•
the difference between 30 Year CMS Rate and 2 Year CMS Rate. In general, the value of the Notes will increase when the difference between the CMS Rates increases (to the extent that 30 Year CMS Rate is greater than 2 Year CMS Rate), and the value of the Notes will decrease when the difference between the CMS Rates decreases (to the extent that 30 Year CMS Rate is greater than 2 Year CMS Rate).  Conversely, the value of the Notes will decrease when the difference between the CMS Rates increases (to the extent that 2 Year CMS Rate is greater than 30 Year CMS Rate), and the value of the Notes will increase when the difference between the CMS Rates decreases (to the extent that 2 Year CMS Rate is greater than 30 Year CMS Rate). Because short-term interest rates are more sensitive than long-term interest rates, a decreasing interest rate environment may increase the value of the Notes (by widening the spread between the short-term and long-term rates) while an increasing interest rate environment may decrease the value of the Notes (by narrowing the spread between the short-term and long-term rates);

•	the volatility (i.e., the frequency and magnitude of changes in the level) of the difference between the CMS Rates, which may have an adverse impact on the value of the Notes;

•
the fluctuations of the CMS Rates and the possibility that the interest rate on the Notes will decrease so that only the Minimum Interest Rate will be paid during the term of the Notes following the first year;

•
the time remaining to maturity of the Notes; in particular, as a result of a “time premium,” the Notes may have a value above that which would be expected based on the levels of interest rates and the levels of the CMS Rates at such time the longer the time remaining to maturity. A “time premium” results from expectations concerning the levels of the CMS Rates during the period prior to maturity of the Notes. As the time remaining to the maturity of the Notes decreases, this time premium will likely decrease and, depending on the levels of the CMS Rates at such time, may adversely affect the value of the Notes;

•	the aggregate amount of the Notes outstanding;

•	our right to redeem the Notes;

•	the level, direction, and volatility of market interest and yield rates generally;

•	geopolitical conditions and economic, financial, political, regulatory, geographical, agricultural, judicial or other events that affect the markets generally;

•	the supply and demand for the Notes in the secondary market, if any; or

•
the actual or perceived creditworthiness of Lloyds Bank, as the Issuer of the Notes, and LBG, as the Guarantor of Lloyds Bank’s obligations under the Notes, including actual or anticipated downgrades in LBG’s or Lloyds Bank’s credit ratings.

Some or all of these factors will influence the price that you will receive if you sell your Notes prior to the Maturity Date or the Early Redemption Date in the secondary market, if any. If you sell your Notes before the Maturity Date or the Early Redemption Date, the price that you receive may be less, and may be substantially less, than the Issue Price or the price which you paid.

The Notes will be subject to early redemption at our option.

We may redeem the Notes prior to the Maturity Date on any quarterly Interest Payment Date, beginning on April 26, 2015. In addition, we have the right to redeem the Notes in the event of certain tax events as described under “Description of the Notes and the Guarantees—Redemption for Tax Reasons” in the prospectus supplement and “Description of Debt Securities—Redemption” in the prospectus. If you intend to purchase the Notes, you must be willing to have your Notes redeemed early. We are generally more likely to redeem the Notes during periods when we expect that interest will accrue on the Notes at a rate that is greater than that which we would pay on our traditional interest-bearing deposits or debt securities having a maturity equal to the remaining term of the Notes. In general, the more that 30 Year CMS Rate exceeds 2 Year CMS Rate—that is, the higher the expected quarterly interest payments—the more likely it will be that we will elect to redeem the Notes. In contrast, we are generally less likely to redeem the Notes during periods when we expect interest to accrue on the Notes at a rate that is less than that which we would pay on those instruments. If we redeem the Notes prior to the Maturity Date, accrued interest will be paid on the Notes prior to such early redemption, but you will not receive any future interest payments from the Notes redeemed and you may be unable to reinvest your proceeds from the redemption in an investment with a return that is as high as the return on the Notes would have been if they had not been redeemed.

There may be potential conflicts of interest between investors in the Notes and us and our affiliates and the Selling Agent and its affiliates.

We and our affiliates and the Selling Agent and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging our obligations under the Notes. Trading activities related to interest rate movements, including short-term and long-term interest rate swaps and other instruments that may affect interest rates, have been entered into or may be entered into on behalf of us, our affiliates, the Selling Agent, its affiliates or their respective customers, that are not for the account of the investors in the Notes or on their behalf. In particular, as described below under “Use of Proceeds; Hedging,” we, the Selling Agent and/or its affiliates may hedge our obligations under the Notes by purchasing securities, futures, options or other derivative instruments with returns linked or related to changes in the levels of the CMS Rates, and we may adjust these hedges by, among other things, purchasing or selling securities, futures, options or other derivative instruments at any time. These trading activities may present a conflict between the investors’ interests in the Notes and the interests we, our affiliates and the Selling Agent and its affiliates will have in each of their respective proprietary accounts and in facilitating transactions, including block trades and options and other derivatives transactions, for their respective customers and in accounts under each of their respective management. These trading activities, if they influence the levels of the CMS Rates or any other factor that may affect the amount of interest that may be paid on any Floating Interest Rate Interest Payment Date, could be adverse to your interests as an investor in the Notes. It is possible that we, the Selling Agent and/or its affiliates could receive substantial returns from these hedging activities while the value of the Notes declines.

There may be potential conflicts of interest between investors in the Notes and the Calculation Agent.

As Calculation Agent for your Notes, Barclays Bank PLC, an affiliate of the Selling Agent, will have discretion in making certain determinations that affect your Notes, including determining the CMS Rates on any Interest Determination Date, which the Paying Agent will use to determine the amount we will pay on any applicable Floating Interest Rate Interest Payment Date during the Floating Interest Rate Interest Periods. The exercise of this discretion by Barclays Bank PLC could adversely affect the value of your Notes and may present a conflict of interest between the investors’ interests in the Notes and the interests of Barclays Bank PLC. We may change the Calculation Agent at any time without notice to you.

We and our affiliates and the Selling Agent and its affiliates have published or may in the future publish reports, express opinions or provide recommendations and engage in other transactions that could adversely affect the value of the Notes.

We and our affiliates and the Selling Agent and its affiliates have published or may in the future publish reports from time to time on financial markets and other matters that may influence the value of the Notes or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any such reports, opinions or recommendations may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes.

We and the Selling Agent or any of its affiliates also may issue, underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments that may have features similar to those of the Notes, including similar rates of interest or maturities. By introducing competing products into the marketplace in this manner, we and the Selling Agent or its affiliates could adversely affect the value of the Notes.

The historical levels of the CMS Rates should not be taken as an indication of the future levels of such rates.

In the past, the levels of the CMS Rates have experienced significant fluctuations. You should note that historical levels, fluctuations and trends of the CMS Rates are not necessarily indicative of future levels. Any historical upward or downward trend in the CMS Rates is not an indication that the CMS Rates are more or less likely to increase or decrease at any time during the Floating Interest Rate Interest Periods. Changes in the levels of CMS Rates will affect the value of the Notes, but neither we nor you can predict the future performances of the CMS Rates based on their historical performances. The actual performances of the CMS Rates during the Floating Interest Rate Interest Periods, as well as the interest payable on each Floating Interest Rate Interest Payment Date, may bear little or no relation to the hypothetical levels of the CMS Rates or to the hypothetical examples shown in this pricing supplement.

The Notes may not be a suitable investment for you under certain circumstances.

The Notes may not be a suitable investment for you, if, among other things:

•	you are unwilling to forgo guaranteed market interest rates for the term of the Notes;

•
you anticipate that, after the first year of the term of the Notes, the Reference Rate will decrease or the Reference Rate on each Interest Determination Date will not be sufficient to provide you with your desired return;

•	you are unable to accept the risk that the Notes may pay interest at the Minimum Interest Rate, or interest at a very low rate, in respect of any Floating Interest Rate Interest Payment Date;

•	you seek a return on your investment that will not be capped at the applicable Maximum Interest Rate with respect to each Floating Interest Rate Interest Period;

•	you seek assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity;

•
you are unwilling to accept the risk that the Notes may be redeemed prior to maturity, and are unwilling or unable to accept the risk that you may be unable to reinvest the proceeds of such redemption in an investment with a return that is as high as the return on the Notes would have been if they had not been redeemed; or

•	you are unwilling or are unable to assume the credit risk associated with Lloyds Bank, as the Issuer of the Notes, and LBG, as the Guarantor of the Issuer’s obligations under the Notes.

CMS RATES

Payments on the Notes are determined with reference to the CMS Rates, which are “constant maturity swap rates” that measure the fixed rate of interest payable on a hypothetical fixed-for-floating U.S. dollar interest rate swap transaction with a maturity of thirty years and two years, respectively.  In such a hypothetical swap transaction, the fixed rate of interest, payable semi-annually on the basis of a 360-day year consisting of twelve 30-day months, is exchangeable for a floating 3-month LIBOR-based payment stream that is payable quarterly on the basis of the actual number of days elapsed during a quarterly period in a 360-day year.  “LIBOR” is the London Interbank Offered Rate, and is the rate of interest at which banks borrow funds from each other in the London interbank market.  3-Month LIBOR is the rate of interest which banks in London charge each other for loans for a period of three months.

The “Reference Rate” will be an amount determined by the Calculation Agent equal to the CMS Spread, which is 30 Year CMS Rate minus 2 Year CMS Rate.

“CMS Rates” means, the CMS Rate with a maturity of 30 years (“30 Year CMS Rate”) and the CMS Rate with a maturity of 2 years (“2 Year CMS Rate”), which appears on Reuters ISDAFIX1 page (the “ISDAFIX1 Page”) as of 11:00 a.m., New York City time, on the relevant Interest Determination Date.

“Interest Determination Dates” means, the second U.S. Government Securities Business Day prior to the relevant Interest Reset Date.

“US Government Securities Business Day” means, any day, other than a Saturday, Sunday, or a day on which the Securities Industry and Financial Markets Association (or any successor thereto) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

UNAVAILABILITY OF CMS RATES

If either CMS Rate does not appear on the ISDAFIX1 Page (or any successor page) on any Interest Determination Date, then (i) 30 Year CMS Rate or 2 Year CMS Rate, as the case may be, will be a percentage determined on the basis of the mid-market, semi-annual swap rate quotations provided by five leading swap dealers in the New York City interbank market at approximately 11:00 a.m., New York City time, on the Interest Determination Date.  For this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. dollar interest rate swap transaction with a term equal to 30 or 2 years (for purposes of determining 30 Year CMS Rate and 2 Year CMS Rate, respectively), commencing on that Interest Determination Date with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an Actual/360 day count basis, is equivalent to the rate displayed on “LIBOR Reuters Page 01” with a maturity of three months.

The Calculation Agent will select the five swap dealers after consultation with us and shall request the principal New York City office of each of those dealers to provide a quotation of its rate. If (i) more than three quotations are provided in respect of the relevant rate, 30 Year CMS Rate or 2 Year CMS Rate for that Interest Determination Date will be the arithmetic mean of the quotations after eliminating the highest and lowest quotations (or, in the case of quotations being equal, eliminating only one of the highest and one of the lowest quotations); (ii) if three quotations are provided, the highest and lowest quotations will be eliminated (or, in the case of quotations being equal, eliminating only one of the highest or one of the lowest quotations) and 30 Year CMS Rate or 2 Year CMS Rate for that Interest Determination Date will be equal to the single remaining quotation; or (iii) if fewer than three leading swap dealers selected by the Calculation Agent are quoting as described above, the 30 Year CMS Rate or 2 Year CMS Rate, as the case may be, determined as of the preceding Interest Determination Date on which such rate(s) was available, will remain the relevant 30 Year CMS Rate or 2 Year CMS Rate in effect on that Interest Determination Date (or, in the case of the first Floating Interest Rate Interest Period, the Initial Interest Rate).

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

As described above, after any Initial Interest Rate Interest Periods, the Notes will pay interest on each Interest Payment Date at the Floating Interest Rate. The following illustrates the process by which the interest rate and interest payment amount are determined for any such Floating Interest Rate Interest Periods.

For purposes of these examples, we assume that the Notes are not being redeemed on the applicable Interest Payment Date pursuant to the Redemption at the Option of the Issuer provisions above. If we exercise our redemption option, you will receive on the Early Redemption Date the Redemption Price applicable to that Early Redemption Date, calculated as described above. In addition, we have assumed that the applicable Maximum Interest Rate is 8.00% per annum and the Minimum Interest Rate is 0.25% per annum.

Interest Rate Calculation

Step 1: Calculate the Reference Rate.

For each Floating Interest Rate Interest Period, a value for the Reference Rate is determined by calculating the CMS Spread, which is the difference between the CMS Rates of the two maturities identified on the cover page hereof on the Interest Determination Date for that Interest Period (that is, two U.S. Government Securities Business Days prior to the first day of the Interest Period). If the value of the first CMS Rate is not greater than the second CMS Rate, the subtraction of the second CMS Rate from the first CMS Rate will result in a negative CMS Spread, and therefore a negative Reference Rate.

Step 2: Calculate the per annum interest rate for each Interest Payment Date.

For each Floating Interest Rate Interest Period, the per annum interest rate is determined by multiplying the Multiplier applicable to that Interest Period by the Reference Rate, determined on the Interest Determination Date applicable to the relevant Interest Period as described above, subject to the Minimum Interest Rate and the applicable Maximum Interest Rate. Assuming the Minimum Interest Rate on the Notes is equal to 0.25% per annum, if the Reference Rate on any Interest Determination Date was equal to or less than 0.25%, you would receive a per annum interest payment at the Minimum Interest Rate on the related Interest Payment Date. See “Risk Factors— The Notes are subject to interest payment risk based on the Reference Rate”. The per annum interest rate will also be limited to the applicable Maximum Interest Rate specified on the cover page hereof.

Step 3: Calculate the interest payment amount payable for each Interest Payment Date.

For each Floating Interest Rate Interest Period, once the Calculation Agent has determined the applicable interest rate per annum, the Calculation Agent will calculate the effective interest rate for that Interest Period by multiplying the per annum interest rate determined for that Interest Period by the applicable day count fraction. The resulting effective interest rate is then multiplied by the relevant principal amount of the Notes to determine the actual interest amount payable on the related Interest Payment Date. No adjustments to the amount of interest calculated will be made in the event an Interest Payment Date is not a Business Day.

Example Interest Rate and Interest Payment Calculations

The following examples illustrate how the per annum interest rate and interest payment amounts would be calculated for a given Interest Period to which the Floating Interest Rate applies under scenarios for the CMS Rates and the Reference Rate. These examples are based on the applicable Reference Rate for the Notes being the difference of 30 Year CMS Rate minus 2 Year CMS Rate, the Multiplier of 4.00, the Minimum Interest Rate of 0.25% per annum and assume that the Maximum Interest Rate is 8.00% per annum. We have further assumed that the Notes have quarterly Interest Payment Dates, and that interest payments will be calculated using a 30/360 day count basis (such that the applicable day count fraction for the quarterly interest payment for the Interest Period will be 90/360).

These values and assumptions have been chosen arbitrarily for the purpose of these examples, and should not be taken as indicative of the terms of any particular Notes or the future performance of the CMS Rates or the Reference Rate. The specific terms for each issuance of Notes will be determined at the time such Notes are priced. Numbers in the table below have been rounded for ease of analysis. These examples assume that the Notes are held until maturity and do not take into account any tax consequences from investing in the Notes.

30 Year CMS Rate	2 Year CMS Rate	Reference Rate1	Interest Rate (per annum)2	Effective Interest Rate for an Interest Period5	Interest Payment Amount for an Interest Period (per $1,000 Note)6
3.00%	4.20%	-1.20%	0.25%3	0.063%	$0.63
4.00%	4.60%	-0.60%	0.25%3	0.063%	$0.63
5.00%	5.00%	0.00%	0.25%3	0.063%	$0.63
5.00%	4.50%	0.50%	2.00%	0.50%	$5.00
6.00%	5.30%	0.70%	2.80%	0.70%	$7.00
6.00%	5.10%	0.90%	3.60%	0.90%	$9.00
7.00%	4.70%	2.30%	8.00%4	2.00%	$20.00

1.
For the Interest Period, the value of the Reference Rate is equal to the CMS Spread, which is 30 Year CMS Rate minus 2 Year CMS Rate, as determined by the Calculation Agent on the related Interest Determination Date.

2.
The interest rate per annum is equal to the product of the Multiplier (4) for that Interest Period and the Reference Rate for that Interest Period, subject to the Minimum Interest Rate (0.25% per annum) and the Maximum Interest Rate (8.00% per annum).

3.	The interest rate per annum for any Interest Period shall not be less than the Minimum Interest Rate, in this case 0.25% per annum.

4.	The interest rate per annum for any Interest Period shall not be greater than the applicable Maximum Interest Rate, in this case 8.00% per annum.

5.	The effective interest rate for any Interest Period equals the applicable interest rate per annum multiplied by the day count fraction (90/360).

6.	The interest payment amount for an Interest Payment Date equals the principal amount multiplied by the effective interest rate for the related Interest Period.

Example 1: If on the Interest Determination Date for the relevant Interest Period the value of 30 Year CMS Rate is 6.00% and 2 Year CMS Rate is 5.30%, the Reference Rate for the corresponding Interest Period would be 0.70% (equal to 30 Year CMS Rate minus 2 Year CMS Rate). In this case, the per annum interest rate for that Interest Period would be 2.80% (equal to the Reference Rate times the Multiplier of 4.00), and you would receive an interest payment of $7.00 per $1,000 principal amount of Notes on the related quarterly Interest Payment Date, calculated as follows:

Effective Interest Rate = 2.80% x (90/360) = 0.70%

Interest Payment = $1,000 x 0.70% = $7.00

Example 2: If on the Interest Determination Date for the relevant Interest Period the value of 30 Year CMS Rate is 4.00% and 2 Year CMS Rate is 4.60%, the Reference Rate for the Interest Period would be -0.60% (equal to 30 Year CMS Rate minus 2 Year CMS Rate). Because the value of the Reference Rate times the Multiplier of 4.00 results in a per annum interest rate of -2.40%, which is less than the Minimum Interest Rate of 0.25% per annum, the per annum interest rate for that Interest Period would be 0.25% (the Minimum Interest Rate), and you would receive an interest payment at the Minimum Interest Rate on the related quarterly Interest Payment Date (the interest payment would be $0.63).

Example 3: If on the Interest Determination Date for the relevant Interest Period the value of 30 Year CMS Rate is 7.00% and 2 Year CMS Rate is 4.70%, the Reference Rate for the Interest Period would be 2.30% (equal to 30 Year CMS Rate minus 2 Year CMS Rate). Because the value of the Reference Rate times the Multiplier of 4.00 results in a per annum interest rate of 9.20%, which is greater than the Maximum Interest Rate of 8.00% per annum, the per annum interest rate for that Interest Period would be equal to the Maximum Interest Rate of 8.00% per annum, and you would receive an interest payment of $20.00 per $1,000 principal amount of Notes on the related quarterly Interest Payment Date, calculated as follows:

Effective Interest Rate = 8.00% x (90/360) = 2.00%

Interest Payment = $1,000 x 2.00% = $20.00

We cannot predict the actual CMS Rates on any day or the value of the Notes, and we cannot predict the relationship between the CMS Rates and the value of the Notes at any time prior to the Maturity Date or the Early Redemption Date, if applicable. The actual interest payment that a holder of the Notes will receive on each Floating Interest Rate Interest Payment Date and the rate of return on the Notes will depend on the actual CMS Rates determined by the Calculation Agent over the term of the Notes. Consequently, the interest amount to be paid in respect of the Notes on each Floating Interest Rate Interest Payment Date may be very different from the information reflected in the table above.

HISTORICAL INFORMATION

We have provided the following historical information to help you evaluate the behavior of the CMS Rates in various periods.  The historical difference between the CMS Rates should not be taken as an indication of the future difference between the CMS Rates or the performance of the Notes.  Fluctuations in the CMS Rates make the interest rate on the Notes difficult to predict and can result in an interest rate to investors that is lower than anticipated.  Fluctuations in the CMS Rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.

Neither LBG, Lloyds Bank nor the Selling Agent can guarantee that the difference between the CMS Rates will be maintained or will increase or that 30 Year CMS Rate will be greater than 2 Year CMS Rate over the term of the Notes so that you will receive a rate of interest greater than the Minimum Interest Rate for any Floating Interest Rate Interest Period over the term of the Notes.  The actual interest rate on the Notes for any Floating Interest Rate Interest Period will depend on the actual CMS Rates on the applicable Interest Determination Dates.

The following table and graph show historical month-end differences between the CMS Rates from January 2007 through March 26, 2012 based on the CMS Rates as published by Bloomberg L.P.  We do not make any representation or warranty as to the accuracy or completeness of the historical data in the table and graph below.  The Calculation Agent will determine the actual interest rate on the Notes for any Floating Interest Rate Interest Period by reference to the CMS Rates as published on the ISDAFIX1 Page.

Historical Difference between 30 Year CMS Rate and 2 Year CMS Rate(1)

	2007	2008	2009	2010	2011	2012
January	0.18500%	1.96700%	1.76700%	3.29500%	3.50300%	2.16500%
February	0.19300%	2.30800%	1.76200%	3.35200%	3.40600%	2.21900%
March	0.36600%	2.17800%	1.87200%	3.32100%	3.35000%	2.47500%(2)
April	0.36200%	1.67600%	2.10300%	3.13000%	3.38400%
May	0.29400%	1.65000%	2.83800%	2.81500%	3.30900%
June	0.44800%	1.39300%	2.63400%	2.75000%	3.39200%
July	0.58500%	1.56200%	2.74400%	2.99000%	3.24200%
August	0.62000%	1.45200%	2.76700%	2.51600%	2.68600%
September	0.81800%	1.23300%	2.61900%	2.74200%	2.13900%
October	0.80100%	1.66200%	2.92300%	3.15000%	2.43600%
November	1.00000%	0.92800%	3.03700%	3.03400%	2.09600%
December	1.20700%	1.23300%	3.10400%	3.34100%	1.87100%
____________________

(1)	The Reference Rate will be an amount determined by the Calculation Agent equal to the CMS Spread, which is 30 Year CMS Rate minus 2 Year CMS Rate.

(2)	As measured on March 26, 2012.

SUMMARY TAX CONSEQUENCES

You should review carefully the section in the prospectus supplement entitled “U.S. Federal Income Tax Consequences.”  We intend to treat the Notes as “contingent payment debt instruments” for U.S. federal income tax purposes.  Under this treatment, regardless of your method of accounting for U.S. federal income tax purposes, you generally will be required to accrue taxable interest income in each year on a constant yield to maturity basis at the “comparable yield,” as determined by us, with certain adjustments in each year to reflect the difference, if any, between the actual and the projected amounts of the Floating Interest Rate interest payments on the Notes (if any) in that year.  Any income recognized upon a sale or exchange of a Note (including early redemption or redemption at maturity) will be treated as interest income for U.S. federal income tax purposes.

After the Issue Date, you may obtain the comparable yield and the projected payment schedule by contacting Lloyds Investor Relations at investor.relations@ltsb-finance.co.uk.  Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual Floating Interest Rate interest payments (in excess of the Minimum Interest Rate) that we will pay on the Notes

 For a discussion of U.K. tax considerations relating to the Notes, you should refer to the section in the prospectus supplement entitled “Taxation in the United Kingdom.”

We do not provide any advice on tax matters. You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the Notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

USE OF PROCEEDS; HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the prospectus and to hedge market risks of Lloyds Bank associated with its obligation to pay the applicable interest payments and the payment amount at maturity of the Notes.

We, the Selling Agent and/or its affiliates may hedge our obligations under the Notes by, among other things, purchasing securities, futures, options or other derivative instruments with returns linked or related to changes in the levels of CMS Rates, and we may adjust these hedges by, among other things, purchasing or selling securities, futures, options or other derivative instruments at any time. Our cost of hedging will include the projected profit that our counterparty expects to realize in consideration for assuming the risks inherent in hedging our obligations under the Notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our counterparty’s control, such hedging may result in a profit that is more or less than expected, or could result in a loss.  It is possible that we, the Selling Agent and/or its affiliates could receive substantial returns from these hedging activities while the value of the Notes declines.

We have no obligation to engage in any manner of hedging activity and we will do so solely at our discretion and for our own account. No holder of the Notes will have any rights or interest in our hedging activity or any positions we or any unaffiliated counterparty may take in connection with our hedging activity.

The hedging activity discussed above may adversely affect the value of the Notes from time to time. See “Risk Factors— The Issue Price of the Notes has certain built-in costs, including the Selling Agent’s commission and our cost of hedging, both of which are expected to be reflected in secondary market prices” and “Risk Factors—There may be potential conflicts of interest between investors in the Notes and us and our affiliates and the Selling Agent and its affiliates” in this pricing supplement for a discussion of these adverse effects.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital, Inc., as the Selling Agent, and the Selling Agent has agreed to purchase from us the aggregate principal amount of the Notes specified on the front cover of this pricing supplement at $       per $1,000 of principal amount of the Notes, resulting in aggregate proceeds to us of $    . The Selling Agent will receive commissions from us equal to $     per $1,000 principal amount of the Notes, or $    of the aggregate principal amount of the Notes, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. In no event will the commissions received by the Selling Agent, which include selling concessions or fees to other dealers, exceed $50 per $1,000 principal amount of the Notes. The Selling Agent has informed us that such concessions may vary from dealer to dealer and that not all dealers will purchase or repurchase the Notes at the same concession.  You can find more information in the section entitled “Supplemental Plan of Distribution” on page S-26 of the prospectus supplement.

The Selling Agent has agreed to reimburse us for certain expenses relating to the offering in an amount up to $30,000.

We have entered or will enter into one or more hedging transactions in connection with this offering of Notes. See “Use of Proceeds; Hedging” above.  In addition, from time to time, the Selling Agent and its affiliates have engaged, and in the future may engage, in transactions with us and have performed, and in the future may perform, services for us for which they have been, and may be, paid customary fees.  In particular, an affiliate of the Selling Agent is our swap counterparty for a hedge of our obligations under the Notes and will be paid customary fees in connection with such hedging.

In the future, the Selling Agent or any of its affiliates may repurchase and resell the offered Notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices.

The Notes are a new issue of securities with no established trading market.  We have been advised by the Selling Agent that the Selling Agent intends to make a market in the Notes, but it is not obligated to do so and may discontinue market making at any time for any reason without notice.  No assurance can be given as to the liquidity or existence of any trading market for the Notes.

We may deliver the Notes against payment therefor on a date that is more than three business days after the Trade Date.  Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, if the initial settlement of the Notes occurs more than three business days after the Trade Date, purchasers who wish to trade the Notes more than three business days prior to the Issue Date of the Notes will be required to specify alternative arrangements to prevent a failed settlement and should consult their own advisers in connection with that election.

US $

Lloyds TSB Bank plc
fully and unconditionally guaranteed by
Lloyds Banking Group plc

Senior Callable CMS Steepener Notes due April 26, 2027

Medium-Term Notes, Series A

Pricing Supplement

(to prospectus dated December 22, 2010
and prospectus supplement dated June 6, 2011)